DLA Piper LLP (US) 401 Congress Avenue, Suite 2500 Austin, Texas 78701-3799 www.dlapiper.com Samer M. Zabaneh samer.zabaneh@dlapiper.com T 512-457-7126 F 512-712-2226

August 28, 2015

Draft Registration Statement

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Xtera Communications, Inc., a Delaware corporation (the “Company”), we hereby confidentially submit the Company’s draft Registration Statement on Form S-1 pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the staff of the Securities and Exchange Commission. The Company is an “emerging growth company” within the meaning of the JOBS Act.

Please direct all notices and communications with respect to this confidential submission to each of the following:

Xtera Communications, Inc.

Attention: Paul J. Colan

500 W. Bethany Drive, Suite 100

Allen, Texas 75013

(972) 649-5000

With a copy to:

DLA Piper LLP (US)

Attention: Samer M. Zabaneh PC

401 Congress Avenue, Suite 2500

Austin, Texas 78701

(512) 457-7126

Should you have any questions on this submission, please do not hesitate to contact me at (512) 457-7126.

Very truly yours,

DLA Piper LLP (US)

/s/ DLA Piper LLP (US)

Samer M. Zabaneh PC

Partner

cc:	Paul J. Colan, Xtera Communications, Inc.